SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Adjustments to the 2015-2019 Business and Management Plan

Rio de Janeiro, January 12, 2016 – Petróleo Brasileiro S.A. – Petrobras hereby announces that its Board of Directors has approved certain adjustments to the 2015-2019 Business and Management Plan (2015-2019 BMP).

These adjustments are designed to preserve the fundamental objectives of deleveraging and the generation of value for shareholders established by the 2015-2019 BMP in the light of new oil price and exchange rate levels.

The new Brent crude price and exchange rate used as premises for cost and investment projections were:

Average Brent Crude Price (US$/barrel)

	2015-2019 BMP	Adjustment - Oct/15	Current projection
2015	60	54	52 (actual)
2016	70	55	45

Average Nominal Exchange Rate (R$/US$)

	2015-2019 BMP	Adjustment - Oct/15	Current projection
2015	3.10	3.28	3.33 (actual)
2016	3.26	3.80	4.06

Given these new premises, the investment amounts for 2015 and 2016 were also revised, maintaining the priority of Brazilian oil exploration and production (E&P) projects, with an emphasis on the pre-salt layer.

Investments (US$ billion)

	2015-2019 BMP	Adjustment - Oct/15	Current projection
2015	28	25	23
2016	27	19	20

Projected manageable operating costs for 2015 were maintained at US$29 billion, while the estimate for 2016 is currently under revision within the scope of the ongoing annual budget.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Manageable Operating Costs1 (US$ billion)

	2015-2019 BMP	Adjustment - Oct/15	Current projection
2015	30	29	29
2016	27	21	under revision

Divestments in 2015-2016 were maintained at US$15.1 billion, having reached US$0.7 billion in 2015.

This revision for 2015 and 2016 led to a re-evaluation of the company’s portfolio of projects for the five years of the 2015-2019 BMP and a consequent adjustment of the overall investment portfolio, as shown below.

Investments – 2015-2019
(US$ billion)

	Investments	%
Exploration and Production*	80.0	81
Refining, Transportation and Marketing**	10.9	11
Gas and Power	5.4	6
Other Areas ***	2.1	2
Total	98.4	100

                                         * Includes investments abroad (US$4.9 billion)

                                                 ** Includes BR Distribuidora

                                               *** Engineering, Technology and Materials; Financial; Corporate and Services; Governance, Risk and Compliance; and  CEO’s Office

This new 2015-2019 capex, of US$ 98.4 billion, represents a reduction of US$ 32 billion relative to the previous amount (US$ 130.3 billion), and is a result of portfolio optimization (- US$ 21.2 billion) and exchange rate effect (-US$ 10.7 billion).

These adjustments to the investment portfolio resulted in a reduction in projected Brazilian oil production in 2016 from 2.185 million barrels per day (bpd) to 2.145 million bpd and from 2.8 million bpd to 2.7 million bpd in 2020.

Average oil production in Brazil (million bpd)

	2015-2019 BMP	Current projection
2015	2.125	2.128 (achieved)
2016	2.185	2.145

Petrobras’ oil production in Brazil averaged 2.128 million bpd in 2015, 0.15% up on the target of 2.125 million bpd, 4.6% more than in 2014 (2.034 million bpd) and a new annual record for the Company, exceeding the previous record set the year before.

1 Total costs and expenses, excluding the acquisition of raw materials.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Petrobras has been making continuous improvements to its Business and Management Plan and rapidly adapting to changes in its business environment, preserving its commitment to capital discipline and profitability.

Finally, it is worth noting that the Company is subject to various risk factors that may impact these projections, including:

- Changes in market variables, such as oil prices and the exchange rate;

- Divestment operations and other business restructurings, subject to prevailing market conditions and the time of the transactions;

- Achievement of the oil and gas production targets in a scenario of difficulties with suppliers in Brazil.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.